

05064811

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Home Equity Loan, Inc.
Exact Name of Registrant as Specified in Charter

0001327386
Registrant CIK Number

Form 8-K, August 17, 2005, Series 2005-FM1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-125236
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSING
AUG 22 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 19, 2005

NOMURA HOME EQUITY LOAN, INC.



By:
Name: John P. Graham
Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Home Equity Loan, Inc.
Asset-Backed Certificates,
Series 2005-FM1

$956 Million (+/- 10%)

(Approximate)

Computational Materials (Revised)

August 17, 2005

NOMURA

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Home Equity Loan, Inc. (together with any of its other affiliates, **"NHEL"**). NHEL has not prepared, provided, approved or verified any statistical or numerical information in these materials. The information herein is preliminary and is subject to completion or change. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission ("**SEC**") and is effective, the final prospectus supplement relating to the issuance (the **"Securities"**) discussed in this communication has not been filed with the SEC. Investors are urged to read the base prospectus and the prospectus supplement (collectively, the **"Offering Documents"**) and other relevant documents filed or to be filed with the SEC, because they contain important information.

The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized.

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (defined below) (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date (defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. These Computational Materials do not contain all information that is required to be included in the Offering Documents. Prospective purchasers are referred to the Offering Documents for important information. Offering Documents may be obtained by contacting your NSI representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

STRUCTURAL SUMMARY

Class	Initial Principal Balance ($) (1)	Coupon Type (3)	Coupon Index	WAL (years) (4)(5)	Principal Window (months) (4)(5)	Expected Rating (Moody's/S&P) (2)	Legal Final Maturity
I-A-1	294,686,000	Floating	Not Marketed Hereby			Aaa/AAA	May-35
I-A-2	73,671,000	Floating	1M LIBOR	2.14	09/05 - 05/11	Aaa/AAA	May-35
II-A-1	261,482,000	Floating	1M LIBOR	1.00	09/05 - 06/07	Aaa/AAA	May-35
II-A-2	98,171,000	Floating	1M LIBOR	2.25	06/07 - 06/08	Aaa/AAA	May-35
II-A-3	14,941,000	Floating	1M LIBOR	3.13	06/08 - 12/10	Aaa/AAA	May-35
M-1	45,980,000	Floating	1M LIBOR	4.95	11/09 - 05/11	Aa1/AA+	May-35
M-2	50,820,000	Floating	1M LIBOR	4.49	5/09 - 05/11	Aa2/AA	May-35
M-3	21,296,000	Floating	1M LIBOR	4.29	03/09 - 05/11	Aa3/AA-	May-35
M-4	19,844,000	Floating	1M LIBOR	4.22	01/09 - 05/11	A1/A+	May-35
M-5	16,940,000	Floating	1M LIBOR	4.16	12/08 - 05/11	A2/A	May-35
M-6	9,680,000	Floating	1M LIBOR	4.14	11/08 - 05/11	A3/A-	May-35
M-7	9,680,000	Floating	1M LIBOR	4.10	11/08 - 05/11	Baa1/BBB+	May-35
M-8	9,680,000	Floating	1M LIBOR	4.10	10/08 - 05/11	Baa2/BBB	May-35
M-9	9,680,000	Floating	1M LIBOR	4.07	10/08 - 05/11	Baa3/BBB-	May-35
B-1	9,680,000	Floating	1M LIBOR	4.06	09/08 - 05/11	Ba1/BB+	May-35
B-2	7,744,000	Floating	1M LIBOR	3.85	09/08 - 02/11	Ba2/BB+	May-35
B-3	2,420,000	Floating	1M LIBOR	3.59	09/08 - 01/10	Not Rated/BB	May-35
TOTAL	**956,395,000**						

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The pass-through rate for the Senior Certificates and the Subordinate Certificates (each as defined herein) for each Distribution Date is a per annum rate equal to the lesser of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin and (ii) the applicable Net Funds Cap (actual/360 accrual basis, 0 day delay). If the optional termination is not exercised, the certificate margin for the Senior Certificates will increase by 2x and the certificate margin for the Subordinate Certificates will increase by 1.5x..
(4) Run to Optional Termination.
(5) Run at 100% PPC which assumes: For ARMs, 10%-30% CPR from month 1 through and including month 12; 30% CPR from month 13 through and including month 23; 55% CPR from month 24 through and including month 28; and 35% CPR from month 29 and thereafter. For fixed rate Mortgage Loans, 5%-25% CPR from month 1 through and including month 12; and 25% CPR thereafter.

TRANSACTION SUMMARY

Title of Series:	Nomura Home Equity Loan, Inc., Asset-Backed Certificates, Series 2005-FM1
Cut-off Date:	August 1, 2005
Closing Date:	On or about August 30, 2005
Investor Settlement Date:	On or about August 31, 2005
Depositor:	Nomura Home Equity Loan, Inc.
Lead Underwriter:	Nomura Securities International, Inc.
Co-underwriter:	Countrywide Securities Corporation
Seller:	Nomura Credit & Capital, Inc. Seller will be making customary loan-level representations and warranties to the Depositor pursuant to a purchase agreement to be entered into between the Seller and the Depositor.
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicer:	Countrywide Home Loans Servicing LP
Originator:	Fremont Investment & Loan
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, N.A.
Credit Risk Manager:	The Murrayhill Company, as Credit Risk Manager for the trust, will monitor the performance of and make recommendations to the Servicer regarding certain delinquent and defaulted Mortgage Loans. The Credit Risk Manager will rely upon Mortgage Loan data that is provided to it by the Servicer in performing its advisory and monitoring functions.
Corridor Counterparty/ Swap Counterparty:	[Swiss Re Financial Products Corporation] or such other entity acceptable to the rating agencies.
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificates, $25,000 and multiples of $1 in excess thereof.
Record Date:	For each class of Offered Certificates, and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form (otherwise, the last business day of the month preceding the month in which such Distribution Date occurs).
Distribution Date:	The 25th day of each calendar month beginning in September 2005, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in May 2035 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificate Designations:	Class I-A-1 Certificates and Class I-A-2 Certificates (the **"Group I Certificates"**);
	Class II-A-1, Class II-A-2 and Class II-A-3 Certificates (the **"Group II Certificates** and collectively with the Group I Certificates, the **"Senior Certificates"**);
	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, and Class M-9 Certificates (collectively, the **"Subordinate Certificates"**);

Only the Class I-A-2, Group II and Subordinate Certificates are offered hereby (collectively, the **"Offered Certificates"**).

Additional Classes: The Class I-A-1, Class B-1, Class B-2, Class B-3, Class P, Class X and Class R Certificates will not be designated as Offered Certificates. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates. The Class B-1, Class B-2 and Class B-3 Certificates are subordinate to the Class I-A-1 Certificates and the Offered Certificates.

Prepayment Period: With respect to any Distribution Date, the 16th of the immediately preceding calendar month (or with respect to the first Prepayment Period, the Closing Date) through the 15th of the month in which the Distribution Date occurs.

Accrual Period: The Accrual Period for the Offered Certificates and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first Accrual Period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Optional Termination: At its option, the Master Servicer may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Offered Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.

Taxation – REMIC: For federal income tax purposes, the trust will make multiple real estate mortgage investment conduit (each a **"REMIC"**) elections, organized in a tiered REMIC structure. The Offered Certificates, the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates (exclusive of any right to receive payments from the Basis Risk Shortfall reserve account in respect of the Basis Risk Shortfall or the supplemental interest trust or the obligation to make payments to the supplemental interest trust pursuant to the Swap Agreement), the Class P Certificates and the Class X Certificates will represent beneficial ownership of "regular interests" in the related REMIC.

The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.

Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.

SMMEA Eligibility: None of the Offered Certificates is expected to be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).

ERISA Considerations: It is expected that the Offered Certificates and the Class I-A-1 Certificates will not be ERISA eligible until after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor as the underwriter's exemption may not apply. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Ratings: The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**), and Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (**"S&P"**) with the ratings indicated in the table on page 3 of this document.

Credit Enhancement Structure: Senior/subordination; excess spread and overcollateralization. In addition, payments received in connection with the Corridor Agreement and/or Swap Agreement (each as described herein) may be available to cover realized losses on the Mortgage Loans. Furthermore, the Class I-A-1 Certificates are "super senior" to the Class I-A-2 Certificates, because the Class I-A-2 Certificates are allocated realized losses incurred on the Group I

Mortgage Loans after the certificate principal balances of the Class B-1, Class B-2, Class B-3 Certificates and the Subordinate Certificates have been reduced to zero (as described in this document) and thereby provide additional protection to the Class I-A-1 Certificates.

Corridor Agreement:

Under the Corridor Agreement, the Corridor Counterparty will agree to make payments to the trust on the Distribution Dates occurring in September 2005 through and including July 2007 equal to the product of (a) a per annum rate equal to the excess, if any, of (i) one-month LIBOR (as determined pursuant to the Corridor Agreement (as set forth on page 27) and subject to a maximum of 8.25%), over (ii) 3.50% and (b) the lesser of (i) the balance of the Mortgage Loans immediately preceding such Distribution Date or (ii) the notional balance for such Distribution Date specified on the Corridor Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Swap Agreement:

The trustee will enter into a Swap Agreement with the Swap Counterparty described in the prospectus supplement on the closing date. Under the Swap Agreement, on the Distribution Date beginning in August 2007 and until the Distribution Date in August 2010, (i) the trust (through a supplemental interest trust) will be obligated to make a payment to the Swap Counterparty at a rate equal to [5.00]% per annum and (ii) the Swap Counterparty will be obligated to make payments to the supplemental interest trust for the benefit of the holders of the Offered Certificates and the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates at a rate equal to one-month LIBOR plus [0.48]% per annum[, in each case on the product of the lesser of the Mortgage Loans immediately preceding the related period or the swap notional amount for the related period (as set forth on page 27)]. Payments under the Swap Agreement will be made on a net basis.

CREDIT ENHANCEMENT

Overcollateralization

The Group I and Group II Mortgage Loans bear interest each month in an amount that, in the aggregate, is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I and Group II Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I and Group II Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I and Group II Mortgage Loans.

Overcollateralization Amount

For any Distribution Date, the Overcollateralization Amount will be equal to the amount, if any, by which (x) the aggregate loan balance of the Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Offered Certificates, the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates after giving effect to payments on such Distribution Date.

Initial Overcollateralization Amount

As of the Closing Date, the Overcollateralization Amount will be equal to approximately [1.20]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Targeted Overcollateralization Amount

With respect to any Distribution Date prior to the Stepdown Date, approximately [1.20]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, the greater of (a) [2.40]% of the aggregate loan balance of the Mortgage Loans as of the last day of the related due period, and (b) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event is in effect and is continuing, the Targeted Overcollateralization Amount for such Distribution Date will be equal to the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown Date

The later to occur of (a) the Distribution Date in September 2008, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [46.50]%.

Credit Enhancement Percentage

Credit Enhancement Percentage			
Class	Percent	Approximate Expected Initial Credit Enhancement * (%)	Approximate Expected Target Credit Enhancement ** (%)
Senior	[76.75]	[23.25]	[46.50]
M-1	[4.75]	[18.50]	[37.00]
M-2	[5.25]	[13.25]	[26.50]
M-3	[2.20]	[11.05]	[22.10]
M-4	[2.05]	[9.00]	[18.00]
M-5	[1.75]	[7.25]	[14.50]
M-6	[1.00]	[6.25]	[12.50]
M-7	[1.60]	[5.25]	[10.50]
M-8	[1.00]	[4.25]	[8.50]
M-9	[1.00]	[3.25]	[6.50]
B-1	[1.00]	[2.25]	[4.50]
B-2	[0.80]	[1.45]	[2.90]
B-3	[0.250]	[1.20]	[2.40]

Trigger Event

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ Delinquency Percentage exceeds [34.50]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Trigger Event	
Range of Distribution Dates	**Cumulative Loss Percentage**
September 2007 - August 2008	[1.75]% for the first month plus an additional 1/12th of [2.25]% for each month thereafter
September 2008 - August 2009	[4.00]% for the first month plus an additional 1/12th of [2.00]% for each month thereafter
September 2009 - August 2010	[6.00]% for the first month plus an additional 1/12th of [1.75]% for each month thereafter
September 2010 – August 2011	[7.75]% for the first month plus an additional 1/12th of [1.00]% for each month thereafter
September 2011 and thereafter	[8.75]%

60+ Delinquency Percentage

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Mortgage Loans sixty (60) or more days delinquent (including all Mortgage Loans in foreclosure, bankruptcy and all REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Mortgage Loans as of the close of business on the last day of such month.

Subordination and Allocation of Losses

The Senior Certificates will have a payment priority over the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Mortgage Loans will first reduce the available excess interest and then reduce the Overcollateralization Amount. If there is no overcollateralization at that time, losses on the Mortgage Loans will be allocated to the Class B-3, Class B-2 and Class B-1 Certificates, in that order, and then to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each such class has been reduced to zero.

Realized losses will not be allocated to the Senior Certificates, except the Class I-A-2 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class B-3 Certificates, until the certificate principal balance thereof has been reduced to zero; second, to the Class B-2 Certificates, until the certificate principal balance thereof has been reduced to zero; third, to the Class B-1 Certificates, until the certificate principal balance thereof has been reduced to zero; fourth, to the Class M-9 Certificates, until the certificate principal balance thereof has been reduced to zero; fifth, to the Class M-8 Certificates, until the certificate principal balance thereof has been reduced to zero; sixth, to the Class M-7 Certificates, until the certificate principal balance thereof has been reduced to zero; seventh, to the Class M-6 Certificates, until the certificate principal balance thereof has been reduced to zero; eighth, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero; ninth, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero; tenth, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero; eleventh, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero; twelfth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero; and thirteenth with respect to realized losses on the Group I Mortgage Loans only, to the Class I-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero.

Corridor Agreement

The Offered Certificates will have the benefit of a Corridor Agreement (the "Corridor Agreement") provided by the Corridor Counterparty for a term of [23] months. At the conclusion of the term of the Corridor Agreement, the Offered Certificates will have the benefit of an interest rate swap agreement (the "Swap Agreement") provided by the Swap Counterparty as described below.

Pursuant to the Corridor Agreement, the Corridor Counterparty will agree to make payments to the trust on the Distribution Dates occurring in September 2005 through and including July 2007 equal to the product of (a) a per annum rate equal to the excess, if any, of (i) one-month LIBOR (as determined pursuant to the Corridor Agreement and subject to a maximum of 8.25%), over (ii) 3.50% and (b) the lesser of (i) the balance of the Mortgage Loans immediately preceding such Distribution Date or (ii) the notional balance for such Distribution Date as set forth on page 27 herein and (c) the actual number of days in the related Accrual Period divided by 360.

Payments received pursuant to the Corridor Agreement will be available for distributions of current and carryforward interest, applied losses, principal remittance amounts to the extent of losses on the mortgage loans, reimbursement for realized losses and deferred amounts, as well as basis risk shortfalls.

Swap Agreement

The trustee will enter into a Swap Agreement (the "Swap Agreement") with the Swap Counterparty described in the prospectus supplement on the closing date.

A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement documented by a 1992 ISDA Master Agreement (Multicurrency-Cross Border), together with a Schedule and

Confirmation between the trustee, on behalf of the Supplemental Interest Trust and the Swap Counterparty for the benefit of the Offered Certificates and the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates.

Under the Swap Agreement, on each Swap Payment Date (as defined below) beginning in August 2007 and until the Swap Payment Date in August 2010 (the "Swap Termination Date"), (1) the Trustee, on behalf of the Supplemental Interest Trust, will be obligated to pay to the Swap Counterparty an amount equal to the product of (a) 1/12, (b) [5.00]% per annum and (c) [the lesser of the Mortgage Loans immediately preceding such Distribution Date and] the applicable Swap Notional Amount (the "Trust Swap Payment") and (2) the Swap Counterparty will be obligated to pay to the Trustee, on behalf of the Supplemental Interest Trust, an amount equal to the product of (a) one-month LIBOR plus [0.48]% per annum, (b) a fraction, the numerator of which is the actual number of days elapsed in the related Accrual Period and the denominator of which is 360, and (c) [the lesser of (i) the balance of the Mortgage Loans immediately preceding such Distribution Date and (ii)] the applicable Swap Notional Amount (the "Counterparty Payment"). The Swap Notional Amount for each Distribution Date is set forth in the schedule on page 27 hereto.

A "Swap Payment Date" means the 25th day of each month beginning in August 2007 through and including August 2010, or, if such day is not a day on which commercial banks and foreign exchange markets in New York settle payments and are open for general business, the next day on which commercial banks and foreign exchange markets in New York settle payments and are open for general business.

With respect to each Distribution Date and the Swap Agreement, one-month LIBOR will be determined in accordance with the definition of "USD-LIBOR-BBA" set forth in the Annex to the 2000 ISDA Definitions.

Payments under the Swap Agreement will be made on a net basis. The excess, if any, of a Trust Swap Payment over a Counterparty Payment in connection with any Swap Payment Date is referred to herein as a "Net Trust Swap Payment."
The excess, if any, of a Counterparty Payment over a Trust Swap Payment in connection with any Distribution Date is referred to herein as a "Net Swap Counterparty Payment."

The Swap Agreement and any payments made by the Swap Counterparty thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC.

Payments received by the Supplemental Interest Trust pursuant to the Swap Agreement will be available for distributions of current and carryforward interest, applied losses, principal remittance amounts to the extent of losses on the mortgage loans, reimbursement for realized losses and deferred amounts, as well as basis risk shortfalls.

Cross-collateralization

In certain limited circumstances, principal and interest collected from either the Group I or Group II Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Offered Certificates and the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related Accrual Period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin and (y) the applicable Maximum Interest Rate.

Carryforward Interest—With respect to the Offered Certificates and the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related Accrual Period at the applicable pass-through rate.

Current Interest—With respect to the Offered Certificates and the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related Accrual Period; provided, that as to each class of certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the related Senior Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the related Mortgage Loan Group as stated in the related mortgage notes minus the weighted average expense fee rate of the related Mortgage Loan Group. For any Distribution Date and the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Senior Certificates and any Distribution Date, a per annum rate equal to the product of (I)(a) a fraction, expressed as a percentage, the numerator of which is the related Optimal Interest Remittance Amount for such Distribution Date and the denominator of which is the aggregate loan balance of the related Mortgage Loan Group for the immediately preceding Distribution Date, minus (b) the sum of (1) the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date (the "Net Swap Payment Rate"), and (2) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider on such Distribution Date, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date (the "Swap Termination Payments") and (II) 12. The Net Funds Cap will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, a per annum rate equal to the product of (I)(a) a fraction, expressed as a percentage, the numerator of which is the related Optimal Interest Remittance Amount for such Distribution Date and the denominator of which is the aggregate loan balance of the Group I and Group II Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the related Mortgage Loans less the certificate principal balance of the related Senior Certificates, minus (b) the Net Swap Payment Rate and (2) any Swap Termination Payments, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date and (II) 12. The Net Funds Cap will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Interest Remittance Amount

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer, the Master Servicer, the Securities Administrator, the Custodian, the Credit Risk Manager and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

"Optimal Interest Remittance Amount" with respect to any Distribution Date and (A) the Senior Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Mortgage Loans in the related Mortgage Loan Group as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the related Mortgage Loan Group for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the related Mortgage Loan Group or were not taken into account in computing the expense fee rate, and (B) the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the Mortgage Loans for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of Interest

The pass-through rates for the Offered Certificates are described on page 3 of this document.

With respect to the Offered Certificates and the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates, one-month LIBOR shall be determined by the Securities Administrator on the second LIBOR business day preceding the commencement of each Accrual Period except with respect to the first Accrual Period for which the Underwriter will determine one-month LIBOR on or about August [26], 2005.

The amount of interest payable on each Distribution Date in respect of each class of Offered Certificates and the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Offered Certificates or Class I-A-1, Class B-1, Class B-2 or Class B-3 Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of Monthly Excess Cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund.

- From Available Funds, to pay the Net Swap Payment or the Swap Termination Payment (if any) owed to the Swap Counterparty.

- On each Distribution Date, the Interest Remittance Amount for such Distribution Date will be paid in the following order of priority:

(1) from the Interest Remittance Amount for the Group I and Group II Mortgage Loans, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for such Distribution Date, provided that:

(a) the Interest Remittance Amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class I-A-1 Certificates and Class I-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) to the Group II Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group II Mortgage Loans on such Distribution Date;

(b) the Interest Remittance Amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) concurrently, to the Group I Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I Mortgage Loans on such Distribution Date;

(2) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clause (1) above to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) and (2) above to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such

Distribution Date;

(4) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (3) above to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (4) above to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (5) above to the Class M-5 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(7) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (6) above to the Class M-6 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(8) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (7) above to the Class M-7 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(9) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (8) above to the Class M-8 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(10) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (9) above to the Class M-9 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(11) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (10) above to the Class B-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date; and

(12) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (11) above to the Class B-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date; and

(13) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (12) above to the Class B-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date; and

(14) for application as part of monthly excess cashflow for such Distribution Date, as described below, any Interest Remittance Amount remaining after application pursuant to clauses (1) through (13) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

- Any payments received from the Corridor Counterparty pursuant to the Corridor Agreement and any Net Swap Counterparty Payment deposited to the Supplemental Interest Trust by the Swap Counterparty will be distributed on the related Distribution Date as follows:

  (1) To the Senior Certificates pro rata based on amounts due, Current Interest and any Carryforward Interest for each such class and Distribution Date, after giving effect to distributions of such amounts as described under "Distributions of Interest."

  (2) To the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates, in that order, Current Interest and any Carryforward Interest for each such class and Distribution Date, after giving effect to distributions of such amounts as described under "Distributions of Interest."

  (3) To the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates, in that order, any applicable deferred amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of deferred amounts as described hereunder under "Credit Enhancement – Overcollateralization" on such Distribution Date;

  (4) As part of the Principal Remittance Amount, up to the amount of realized losses or deferred amounts on the Mortgage Loans incurred during the related Due Period;

  (5) To the Offered Certificates, and the Class I-A-1, Class B-1, Class B-2 and Class B-3 Certificates, any applicable Basis Risk Shortfalls, prior to giving effect to any withdrawals from the Basis Risk Shortfall Reserve Fund from amounts available to be paid in respect of Basis Risk Shortfalls as described herein under "Credit Enhancement – Overcollateralization" on such Distribution Date; and

  (6) To the Class X Certificates, any remaining amounts.

Principal Remittance Amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period; and (v) any payments made pursuant to the Corridor Agreement or the Swap Agreement with respect to realized losses.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the certificates, exceeds (2) the Targeted Overcollateralization Amount for such Distribution Date.

Group I Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount (without regards to any payments made pursuant to the Corridor Agreement or the Swap Agreement with respect to realized losses), in each case for that Distribution Date.

Group II Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount (without regards to any payments made pursuant to the Corridor Agreement or the Swap Agreement with respect to realized losses), in each case for that Distribution Date.

Principal Payment Amount

For any Distribution Date will be equal to the Principal Remittance Amount for such Distribution Date minus the Overcollateralization Release Amount, if any, for such Distribution Date.

Senior Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [53.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [63.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [73.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 Certificates and Class M-2 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [77.90]% and (ii) the aggregate loan balance of the Mortgage Loans for such

Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [82.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-5 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [85.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-6 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [87.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-7 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-7 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [89.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-8 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-8 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [91.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-9 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-9 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [93.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Subordinate Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [95.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Subordinate Certificates and Class B-1 Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.10]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Subordinate Certificates, and the Class B-1 Certificates and Class B-2 Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.60]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of Principal

The Principal Payment Amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Principal Payment Amount derived from the Group I Mortgage Loans, concurrently, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances until their certificate principal balances have been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans, sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, in that order, until their certificate principal balances have been reduced to zero;

B) i. from the Principal Payment Amount derived from the Group I Mortgage Loans remaining after the certificate principal balances of the Group I Certificates have been reduced to zero, sequentially to the Group II Certificates, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans remaining after the certificate principal balances of the Group II Certificates have been reduced to zero, on a pro rata basis to the Group I Certificates based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

H) to the Class M-6 Certificates, until its certificate principal balance has been reduced to zero;

I) to the Class M-7 Certificates, until its certificate principal balance has been reduced to zero;

J) to the Class M-8 Certificates, until its certificate principal balance has been reduced to zero;

K) to the Class M-9 Certificates, until its certificate principal balance has been reduced to zero;

L) to the Class B-1 Certificates, until its certificate principal balance has been reduced to zero;

M) to the Class B-2 Certificates, until its certificate principal balance has been reduced to zero;

N) to the Class B-3 Certificates, until its certificate principal balance has been reduced to zero; and

O) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (N) above.

(2) On each Distribution Date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Group I Allocation Amount, concurrently, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

ii. from the Group II Allocation Amount, sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, in that order, until their certificate principal balances have been reduced to zero; and

B) i. from the Group I Allocation Amount remaining after the certificate principal balances of the Group I Certificates have been reduced to zero, sequentially to the Group II Certificates remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Group II Allocation Amount remaining after the certificate principal balances of the Group II Certificates have been reduced to zero, concurrently, to the Group I Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

C) to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, the Class M-5 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

H) to the Class M-6 Certificates, the Class M-6 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

I) to the Class M-7 Certificates, the Class M-7 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

J) to the Class M-8 Certificates, the Class M-8 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

K) to the Class M-9 Certificates, the Class M-9 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

L) to the Class B-1 Certificates, the Class B-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

M) to the Class B-2 Certificates, the Class B-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

N) to the Class B-3 Certificates, the Class B-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

O) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (N) above.

Group I Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Distribution of Monthly Excess Cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the Targeted Overcollateralization Amount for such Distribution Date, on each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such Distribution Date, to the certificates, in the following order of priority:

i. (a) the Group I Excess Interest Amount in the following order of priority: (x) first, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until their respective certificate principal balances have been reduced to zero; and then (y) to the Group II Certificates, sequentially, until their respective certificate principal balances have been reduced to zero; and

(b) the Group II Excess Interest Amount in the following order of priority: (x) first, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, sequentially, until their respective certificate principal balances have been reduced to zero; and then (y) to the Group I Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

iv. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

v. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

vi. to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

vii. to the Class M-6 Certificates, until its certificate principal balance has been reduced to zero;

viii. to the Class M-7 Certificates, until its certificate principal balance has been reduced to zero;

ix. to the Class M-8 Certificates, until its certificate principal balance has been reduced to zero;

x. to the Class M-9 Certificates, until its certificate principal balance has been reduced to zero;

xi. to the Class B-1 Certificates, until its certificate principal balance has been reduced to zero;

xii. to the Class B-2 Certificates, until its certificate principal balance has been reduced to zero;

xiii. to the Class B-3 Certificates, until its certificate principal balance has been reduced to zero.

B) on each Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) to the Class I-A-2 Certificates, any deferred amount for such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Class M-5 Certificates, any deferred amount for such class;

(8) to the Class M-6 Certificates, any deferred amount for such class;

(9) to the Class M-7 Certificates, any deferred amount for such class;

(10) to the Class M-8 Certificates, any deferred amount for such class;

(11) to the Class M-9 Certificates, any deferred amount for such class;

(12) to the Class B-1 Certificates, any deferred amount for such class;

(13) to the Class B-2 Certificates, any deferred amount for such class;

(14) to the Class B-3 Certificates, any deferred amount for such class;

(15) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Senior Certificates, concurrently, any Basis Risk Shortfall for each such class, based on the entitlement of each such class;

(16) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(17) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(18) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(19) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(20) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-5 Certificates, any Basis Risk Shortfall for such class;

(21) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-6

Certificates, any Basis Risk Shortfall for such class;

(22) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-7 Certificates, any Basis Risk Shortfall for such class;

(23) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-8 Certificates, any Basis Risk Shortfall for such class;

(24) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-9 Certificates, any Basis Risk Shortfall for such class;

(25) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-1 Certificates, any Basis Risk Shortfall for such class;

(26) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-2 Certificates, any Basis Risk Shortfall for such class;

(27) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-3 Certificates, any Basis Risk Shortfall for such class;

(28) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(29) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (29).

Any distribution of monthly excess cashflow pursuant to clauses (2) through (27) above will be made after giving effect to payments received pursuant to the Corridor Agreement and the Swap Agreement.

PRICE/YIELD TABLES

Weighted Average Life Tables to Call

		60% PPC	80% PPC	100% PPC	120% PPC	140% PPC
I-A-2	WAL	3.91	2.88	2.14	1.43	1.22
	Mod Durn	3.44	2.62	1.99	1.38	1.18
	Principal Window	Sep05 - Sep15	Sep05 - Jan13	Sep05 - May11	Sep05 - Jul08	Sep05 - Dec07
	Principal # Months	121	89	69	35	28
II-A-1	WAL	1.52	1.19	1.00	0.86	0.74
	Mod Durn	1.46	1.15	0.97	0.84	0.72
	Principal Window	Sep05 - Sep08	Sep05 - Nov07	Sep05 - Jun07	Sep05 - Apr07	Sep05 - Feb07
	Principal # Months	37	27	22	20	18
II-A-2	WAL	4.98	3.42	2.25	1.89	1.70
	Mod Durn	4.49	3.18	2.15	1.82	1.64
	Principal Window	Sep08 - Jun13	Nov07 - May11	Jun07 - Jun08	Apr07 - Nov07	Feb07 - Jul07
	Principal # Months	58	43	13	8	6
II-A-3	WAL	8.59	6.27	3.13	2.32	1.93
	Mod Durn	7.25	5.53	2.92	2.21	1.85
	Principal Window	Jun13 - Feb15	May11 - Jul12	Jun08 - Dec10	Nov07 - Jan08	Jul07 - Aug07
	Principal # Months	21	15	31	3	2
M-1	WAL	6.60	5.11	4.95	4.07	2.50
	Mod Durn	5.68	4.56	4.46	3.73	2.37
	Principal Window	Oct08 - Sep15	Mar09 - Jan13	Nov09 - May11	Jul08 - Mar10	Dec07 - Apr08
	Principal # Months	84	47	19	21	5
M-2	WAL	6.60	5.02	4.49	4.54	3.16
	Mod Durn	5.67	4.49	4.07	4.13	2.95
	Principal Window	Oct08 - Sep15	Dec08 - Jan13	May09 - May11	Dec09 - Mar10	Apr08 - May09
	Principal # Months	84	50	25	4	14
M-3	WAL	6.60	4.99	4.29	4.21	3.74
	Mod Durn	5.67	4.45	3.91	3.85	3.45
	Principal Window	Oct08 - Sep15	Nov08 - Jan13	Mar09 - May11	Jul09 - Mar10	May09 - May09
	Principal # Months	84	51	27	9	1
M-4	WAL	6.60	4.97	4.22	4.00	3.74
	Mod Durn	5.65	4.42	3.84	3.66	3.44
	Principal Window	Oct08 - Sep15	Nov08 - Jan13	Jan09 - May11	Apr09 - Mar10	May09 - May09
	Principal # Months	84	51	29	12	1
M-5	WAL	6.60	4.95	4.16	3.85	3.74
	Mod Durn	5.64	4.40	3.78	3.53	3.44
	Principal Window	Oct08 - Sep15	Oct08 - Jan13	Dec08 - May11	Feb09 - Mar10	May09 - May09
	Principal # Months	84	52	30	14	1
M-6	WAL	6.60	4.95	4.14	3.77	3.73
	Mod Durn	5.62	4.39	3.76	3.46	3.43
	Principal Window	Oct08 - Sep15	Oct08 - Jan13	Nov08 - May11	Jan09 - Mar10	Apr09 - May09
	Principal # Months	84	52	31	15	2
M-7	WAL	6.60	4.95	4.10	3.72	3.64
	Mod Durn	5.53	4.33	3.68	3.38	3.32
	Principal Window	Oct08 - Sep15	Oct08 - Jan13	Nov08 - May11	Dec08 - Mar10	Mar09 - May09
	Principal # Months	84	52	31	16	3
M-8	WAL	6.60	4.94	4.10	3.67	3.54
	Mod Durn	5.49	4.30	3.66	3.33	3.23
	Principal Window	Oct08 - Sep15	Sep08 - Jan13	Oct08 - May11	Dec08 - Mar10	Jan09 - May09
	Principal # Months	84	53	32	16	5
M-9	WAL	6.60	4.93	4.07	3.62	3.45
	Mod Durn	5.40	4.23	3.59	3.25	3.12
	Principal Window	Oct08 - Sep15	Sep08 - Jan13	Oct08 - May11	Nov08 - Mar10	Dec08 - May09
	Principal # Months	84	53	32	17	6

Weighted Average Life Tables to Maturity

		60% PPC	80% PPC	100% PPC	120% PPC	140% PPC
I-A-2	WAL	4.46	3.30	2.47	1.43	1.22
	Mod Durn	3.77	2.90	2.24	1.38	1.18
	Principal Window	Sep05 - Aug27	Sep05 - Aug22	Sep05 - Jan19	Sep05 - Jul08	Sep05 - Dec07
	Principal # Months	264	204	161	35	28
II-A-1	WAL	1.52	1.19	1.00	0.86	0.74
	Mod Durn	1.46	1.15	0.97	0.84	0.72
	Principal Window	Sep05 - Sep08	Sep05 - Nov07	Sep05 - Jun07	Sep05 - Apr07	Sep05 - Feb07
	Principal # Months	37	27	22	20	18
II-A-2	WAL	4.98	3.42	2.25	1.89	1.70
	Mod Durn	4.49	3.18	2.15	1.82	1.64
	Principal Window	Sep08 - Jun13	Nov07 - May11	Jun07 - Jun08	Apr07 - Nov07	Feb07 - Jul07
	Principal # Months	58	43	13	8	6
II-A-3	WAL	8.59	6.27	3.13	2.32	1.93
	Mod Durn	7.25	5.53	2.92	2.21	1.85
	Principal Window	Jun13 - Feb15	May11 - Jul12	Jun08 - Dec10	Nov07 - Jan08	Jul07 - Aug07
	Principal # Months	21	15	31	3	2
M-1	WAL	7.33	5.67	5.39	6.21	2.50
	Mod Durn	6.12	4.94	4.79	5.37	2.37
	Principal Window	Oct08 - Oct24	Mar09 - Mar20	Nov09 - Jan17	Jul08 - Jun16	Dec07 - Apr08
	Principal # Months	193	133	87	96	5
M-2	WAL	7.30	5.57	4.91	5.23	4.36
	Mod Durn	6.10	4.86	4.39	4.68	3.91
	Principal Window	Oct08 - Dec23	Dec08 - Jun19	May09 - Jun16	Dec09 - May14	Apr08 - Jul14
	Principal # Months	183	127	86	54	76
M-3	WAL	7.27	5.50	4.70	4.54	5.41
	Mod Durn	6.07	4.80	4.21	4.11	4.83
	Principal Window	Oct08 - Aug22	Nov08 - May18	Mar09 - Aug15	Jul09 - Aug13	Jun10 - Mar12
	Principal # Months	167	115	78	50	22
M-4	WAL	7.23	5.45	4.60	4.31	4.62
	Mod Durn	6.03	4.75	4.12	3.91	4.17
	Principal Window	Oct08 - Nov21	Nov08 - Oct17	Jan09 - Feb15	Apr09 - Apr13	Nov09 - Nov11
	Principal # Months	158	108	74	49	25
M-5	WAL	7.18	5.40	4.51	4.14	4.20
	Mod Durn	5.99	4.71	4.04	3.76	3.82
	Principal Window	Oct08 - Jan21	Oct08 - Feb17	Dec08 - Aug14	Feb09 - Nov12	Jun09 - Jul11
	Principal # Months	148	101	69	46	26
M-6	WAL	7.13	5.35	4.46	4.03	3.97
	Mod Durn	5.95	4.67	3.99	3.67	3.63
	Principal Window	Oct08 - Mar20	Oct08 - Jun16	Nov08 - Jan14	Jan09 - May12	Apr09 - Feb11
	Principal # Months	138	93	63	41	23
M-7	WAL	7.08	5.31	4.39	3.95	3.82
	Mod Durn	5.81	4.57	3.89	3.56	3.47
	Principal Window	Oct08 - Aug19	Oct08 - Dec15	Nov08 - Sep13	Dec08 - Feb12	Mar09 - Nov10
	Principal # Months	131	87	59	39	21
M-8	WAL	7.00	5.25	4.33	3.86	3.69
	Mod Durn	5.73	4.51	3.84	3.48	3.35
	Principal Window	Oct08 - Nov18	Sep08 - Jun15	Oct08 - Mar13	Dec08 - Sep11	Jan09 - Aug10
	Principal # Months	122	82	54	34	20
M-9	WAL	6.88	5.14	4.23	3.76	3.55
	Mod Durn	5.56	4.37	3.71	3.36	3.20
	Principal Window	Oct08 - Dec17	Sep08 - Oct14	Oct08 - Sep12	Nov08 - Apr11	Dec08 - Mar10
	Principal # Months	111	74	48	30	16

EXCESS SPREAD TABLE

EXCESS SPREAD TABLE				
Period	Forward 1mo LIBOR	Forward 6mo LIBOR	Excess Spread at Forward LIBOR	Excess Spread at Static LIBOR
1	3.540	3.950	3.31	3.31
2	3.693	4.073	2.81	2.80
3	3.892	4.181	2.69	2.68
4	4.030	4.256	2.82	2.80
5	4.117	4.313	2.69	2.67
6	4.234	4.360	2.70	2.67
7	4.294	4.389	3.06	3.05
8	4.307	4.412	2.69	2.66
9	4.341	4.432	2.81	2.78
10	4.367	4.448	2.69	2.66
11	4.383	4.463	2.81	2.77
12	4.404	4.476	2.68	2.65
13	4.421	4.488	2.68	2.64
14	4.429	4.498	2.80	2.76
15	4.439	4.506	2.67	2.63
16	4.450	4.512	2.79	2.75
17	4.462	4.517	2.67	2.62
18	4.475	4.520	2.67	2.62
19	4.481	4.522	3.05	3.02
20	4.478	4.526	2.68	2.63
21	4.475	4.528	5.12	5.10
22	4.478	4.533	4.97	4.95
23	4.483	4.537	5.07	5.05
24	4.488	4.543	4.01	4.12
25	4.494	4.551	4.00	4.13
26	4.497	4.557	4.01	4.15
27	4.499	4.563	4.93	4.77
28	4.506	4.569	4.95	4.78
29	4.518	4.574	4.90	4.73
30	4.531	4.577	4.89	4.72
31	4.535	4.580	4.96	4.84
32	4.533	4.583	4.86	4.76
33	4.531	4.586	5.11	4.84
34	4.534	4.591	5.05	4.78
35	4.539	4.595	5.08	4.80
36	4.545	4.601	5.02	4.75
37	4.549	4.606	5.00	4.80
38	4.554	4.610	4.99	4.80
39	4.559	4.616	5.04	4.83
40	4.563	4.622	5.10	4.88
41	4.568	4.628	5.05	4.83
42	4.574	4.635	5.05	4.83
43	4.579	4.644	5.22	5.05
44	4.586	4.653	5.02	4.89
45	4.595	4.662	5.12	4.94
46	4.603	4.674	5.05	4.88
47	4.610	4.683	5.11	4.92
48	4.620	4.695	5.04	4.86
49	4.632	4.704	5.01	4.95
50	4.644	4.712	5.08	5.00
51	4.655	4.721	5.05	4.94
52	4.664	4.725	5.13	4.99
53	4.673	4.728	5.06	4.94
54	4.679	4.730	5.06	4.93
55	4.682	4.730	5.28	5.23
56	4.687	4.730	5.02	5.03
57	4.686	4.727	5.14	5.11
58	4.686	4.725	5.06	5.04
59	4.683	4.723	5.15	5.10
60	4.680	4.722	5.08	5.04
61	4.676	4.721	4.91	5.48
62	4.674	4.721	5.09	5.62
63	4.673	4.723	4.93	5.50
64	4.673	4.725	5.10	5.63
65	4.675	4.729	4.94	5.50
66	4.677	4.734	4.94	5.51
67	4.679	4.740	5.43	5.89
68	4.684	4.747	4.94	5.51
69	4.689	4.754	5.12	5.64

Reflects payments required to be made pursuant to the Corridor Agreement or the Swap Agreement, as applicable.

EFFECTIVE NET WAC SCHEDULE

EFFECTIVE NET WAC SCHEDULE	
Period	%
1	N/A
2	11.37
3	11.16
4	11.37
5	11.16
6	11.16
7	11.84
8	11.16
9	11.37
10	11.16
11	11.37
12	11.16
13	11.16
14	11.37
15	11.16
16	11.37
17	11.16
18	11.17
19	11.88
20	11.19
21	13.77
22	13.46
23	13.74
24	22.21
25	21.81
26	21.75
27	22.48
28	22.71
29	22.56
30	22.60
31	21.86
32	21.48
33	22.90
34	22.70
35	22.99

EFFECTIVE NET WAC SCHEDULE	
Period	%
36	22.79
37	21.68
38	21.99
39	22.54
40	22.87
41	22.66
42	22.73
43	22.31
44	21.47
45	21.85
46	21.64
47	22.00
48	21.79
49	20.26
50	20.64
51	20.45
52	20.83
53	20.64
54	20.73
55	19.95
56	19.07
57	19.50
58	19.30
59	19.71
60	19.52
61	11.41
62	11.77
63	11.39
64	11.76
65	11.36
66	11.35
67	12.55
68	11.32
69	11.70

Run at the Pricing Speed
Indices = 20.00%
Reflects payments required to be made pursuant to the Corridor Agreement or the Swap Agreement, as applicable.

CORRIDOR AGREEMENT SCHEDULE

Period	Date	Balance ($)
1	Sep-05	968,015,000
2	Oct-05	956,277,000
3	Nov-05	945,521,000
4	Dec-05	926,064,000
5	Jan-06	912,850,000
6	Feb-06	892,210,000
7	Mar-06	867,564,000
8	Apr-06	847,520,000
9	May-06	816,450,000
10	Jun-06	789,961,000
11	Jul-06	764,020,000
12	Aug-06	745,210,000
13	Sep-06	720,426,000
14	Oct-06	698,571,000
15	Nov-06	678,310,000
16	Dec-06	658,636,000
17	Jan-07	639,533,000
18	Feb-07	620,983,000
19	Mar-07	602,971,000
20	Apr-07	585,338,000
21	May-07	551,275,000
22	Jun-07	519,349,000
23	Jul-07	489,398,000

SWAP AGREEMENT SCHEDULE

Period	Date	Balance ($)
24	Aug-07	398,722,000
25	Sep-07	365,119,000
26	Oct-07	347,237,000
27	Nov-07	330,208,000
28	Dec-07	320,234,000
29	Jan-08	310,624,000
30	Feb-08	301,364,000
31	Mar-08	264,806,000
32	Apr-08	256,958,000
33	May-08	249,393,000
34	Jun-08	242,122,000
35	Jul-08	235,113,000
36	Aug-08	228,355,000
37	Sep-08	200,161,000
38	Oct-08	194,721,000
39	Nov-08	189,466,000
40	Dec-08	184,396,000
41	Jan-09	179,499,000
42	Feb-09	174,769,000
43	Mar-09	149,092,000
44	Apr-09	145,323,000
45	May-09	141,682,000
46	Jun-09	138,164,000
47	Jul-09	134,764,000
48	Aug-09	131,480,000
49	Sep-09	108,340,000
50	Oct-09	105,917,000
51	Nov-09	103,575,000
52	Dec-09	101,311,000
53	Jan-10	99,123,000
54	Feb-10	97,009,000
55	Mar-10	76,141,000
56	Apr-10	74,718,000
57	May-10	73,343,000
58	Jun-10	72,012,000
59	Jul-10	70,725,000
60	Aug-10	69,481,000

BREAKEVEN LOSSES

M-1			
Loss Severity	30%	40%	50%
CDR	52.72	34.44	25.47
Collateral Loss	20.74%	21.79%	22.46%
M-2			
Loss Severity	30%	40%	50%
CDR	34.95	24.07	18.33
Collateral Loss	16.49%	17.29%	17.81%
M-3			
Loss Severity	30%	40%	50%
CDR	29.01	20.47	15.77
Collateral Loss	14.68%	15.44%	15.90%
M-4			
Loss Severity	30%	40%	50%
CDR	24.24	17.32	13.46
Collateral Loss	13.03%	13.66%	14.06%
M-5			
Loss Severity	30%	40%	50%
CDR	20.57	14.89	11.66
Collateral Loss	11.62%	12.17%	12.53%
M-6			
Loss Severity	30%	40%	50%
CDR	18.53	13.57	10.68
Collateral Loss	10.77%	11.32%	11.66%
M-7			
Loss Severity	30%	40%	50%
CDR	16.64	12.21	9.67
Collateral Loss	9.94%	10.40%	10.73%
M-8			
Loss Severity	30%	40%	50%
CDR	14.82	10.96	8.71
Collateral Loss	9.10%	9.53%	9.82%
M-9			
Loss Severity	30%	40%	50%
CDR	13.05	9.69	7.71
Collateral Loss	8.23%	8.60%	8.85%
B-1			
Loss Severity	30%	40%	50%
CDR	11.32	8.45	6.74
Collateral Loss	7.34%	7.66%	7.86%
B-2			
Loss Severity	30%	40%	50%
CDR	10.16	7.63	6.11
Collateral Loss	6.71%	7.01%	7.21%
B-3			
Loss Severity	30%	40%	50%
CDR	9.92	7.46	5.98
Collateral Loss	6.58%	6.88%	7.07%

Assumptions:

1) Run at the pricing speed to maturity
2) Forward LIBOR
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR which creates the first dollar principal loss on the specified bond
6) Defaults are in addition to prepayments

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family, fixed and adjustable-rate, residential mortgage loans secured by first and second liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $968,014,921 (the **"Cut-off Date Principal Balance"**). The mortgage pool consists of two groups of Mortgage Loans: Group I is comprised of Mortgage Loans with a "conforming mortgage loan balance" and Group II is comprised of Mortgage Loans with either a conforming or a non-conforming mortgage loan balance.

The collateral information contained herein reflects the anticipated August 1, 2005 scheduled balances and is indicative only. For further collateral information, see collateral stratification tables herein.

Characteristics of the Mortgage Loans (Groups I &II)

SUMMARY OF THE MORTGAGE LOANS GROUPS I & II			
Number of Mortgage Loans:	4,863	W.A. FICO Score:	624
Aggregate Principal Balance:	$968,014,921	Index Type:	
Conforming Principal Balance:	$659,522,029	6 month Libor:	84.56%
Conforming Principal Balance Percent:	68.13%	Fixed:	15.44%
Average Principal Balance of 1st Liens:	$239,894	First Liens:	95.24%
Range:	$49,896 - $934,182	Non-Balloon Loans:	100.00%
Average Principal Balance of 2nd Liens:	$45,199	Property Type:	
Range:	$4,619 - $188,368	Single Family Residence:	79.96%
W.A. Coupon:	7.133%	2-4 Family:	13.01%
Range:	4.990% - 13.750%	Condo:	7.03%
W.A. Stated Remaining Term:	354 months	Occupancy Status:	
Range:	55 months – 356 months	Owner-Occupied:	92.82%
W.A. Seasoning:	4 months	Investment:	5.86%
Latest Maturity Date:	April 1, 2035	Second Home:	1.32%
State Concentration (>5%):		Documentation:	
California:	31.88%	Full:	62.31%
New York:	11.67%	Stated:	34.61%
Florida:	9.75%	Easy:	3.07%
New Jersey:	6.43%	Weighted Average Prepayment Penalty Term: (1)	23 months
Maryland:	5.03%	Loans with Prepayment Penalties:	81.71%
Interest Only Loans:	27.05%	ARM Loans:	
W.A. IO Period: (2)	59 months	Weighted Average Margin:	6.922%
W.A. Original LTV: (3)	80.58%	Weighted Average Max. Rate:	14.008%
Range:	14.86% - 100.00%	Weighted Average Min. Rate:	7.007%
Purpose:		Weighted Average Life Cap:	7.000%
Refinance – Cashout:	50.97%	Weighted Average First Periodic Cap:	3.000%
Purchase:	48.32%	Weighted Average Periodic Cap:	1.500%
Refinance – Rate/Term:	0.70%		

(1) For loans with prepayment penalties only

(2) For loans with an Initial Interest Only Period

(3) For second liens, CLTV was used

COLLATERAL STRATIFICATION FOR GROUPS I AND II

PRODUCT TYPE OF THE MORTGAGE LOANS

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed 5yr	21	$ 151,935	0.02%
Fixed 10yr	166	1,992,898	0.21
Fixed 15yr	84	4,805,756	0.50
Fixed 20yr	111	3,476,140	0.36
Fixed 25yr	1	330,056	0.03
Fixed 30yr	1,064	138,721,551	14.33
ARM 2yr/6mo	2,400	535,456,058	55.31
ARM 2yr/6mo – IO	903	251,998,953	26.03
ARM 3yr/6mo	50	13,311,945	1.38
ARM 3yr/6mo - IO	36	9,819,752	1.01
ARM 5yr/6mo	27	7,949,877	0.82
Total:	**4,863**	**$968,014,921**	**100.00%**

LIEN OF THE MORTGAGE LOANS

Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	3,843	$921,912,038	95.24%
2nd Lien	1,020	46,102,883	4.76
Total:	**4,863**	**$968,014,921**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

PRINCIPAL BALANCES AT ORIGINATION OF THE MORTGAGE LOANS

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	683	$ 17,224,956	1.78%
50,000.01 - 100,000.00	690	52,940,608	5.46
100,000.01 - 150,000.00	917	113,399,688	11.69
150,000.01 - 200,000.00	695	121,567,254	12.53
200,000.01 - 250,000.00	461	103,349,143	10.65
250,000.01 - 300,000.00	346	95,103,740	9.80
300,000.01 - 350,000.00	307	99,560,874	10.26
350,000.01 - 400,000.00	222	83,273,109	8.58
400,000.01 - 450,000.00	164	69,800,087	7.20
450,000.01 - 500,000.00	134	63,553,031	6.55
500,000.01 - 550,000.00	70	36,865,398	3.80
550,000.01 - 600,000.00	72	41,729,089	4.30
600,000.01 - 650,000.00	27	16,866,100	1.74
650,000.01 - 700,000.00	25	16,913,209	1.74
700,000.01 - 750,000.00	38	27,945,949	2.88
750,000.01 - 800,000.00	4	3,114,792	0.32
800,000.01 - 850,000.00	6	5,000,327	0.52
850,000.01 - 900,000.00	1	888,000	0.09
900,000.01 - 950,000.00	1	937,000	0.10
Total:	**4,863**	**$970,032,354**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

REMAINING PRINCIPAL BALANCE OF THE MORTGAGE LOANS

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	683	$ 17,146,908	1.77%
50,000.01 - 100,000.00	690	52,817,502	5.46
100,000.01 - 150,000.00	921	113,758,846	11.75
150,000.01 - 200,000.00	691	120,718,033	12.47
200,000.01 - 250,000.00	463	103,656,821	10.71
250,000.01 - 300,000.00	347	95,317,778	9.85
300,000.01 - 350,000.00	307	99,513,222	10.28
350,000.01 - 400,000.00	222	83,262,642	8.60
400,000.01 - 450,000.00	165	70,275,712	7.26
450,000.01 - 500,000.00	131	62,117,393	6.42
500,000.01 - 550,000.00	70	36,788,795	3.80
550,000.01 - 600,000.00	72	41,696,546	4.31
600,000.01 - 650,000.00	26	16,233,692	1.68
650,000.01 - 700,000.00	25	16,886,533	1.74
700,000.01 - 750,000.00	38	27,898,520	2.88
750,000.01 - 800,000.00	4	3,112,365	0.32
800,000.01 - 850,000.00	6	4,991,433	0.52
850,000.01 - 900,000.00	1	888,000	0.09
900,000.01 - 950,000.00	1	934,182	0.10
Total:	**4,863**	**$968,014,921**	**100.00%**

ORIGINAL TERMS OF THE MORTGAGE LOANS

Original Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60	21	$ 151,935	0.02%
120	166	1,992,898	0.21
180	84	4,805,756	0.50
240	111	3,476,140	0.36
300	1	330,056	0.03
360	4,480	957,258,136	98.89
Total:	**4,863**	**$968,014,921**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

REMAINING TERMS OF THE MORTGAGE LOANS

Remaining Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0 - 59	21	$ 151,935	0.02%
60 - 119	166	1,992,898	0.21
120 - 179	84	4,805,756	0.50
180 - 239	111	3,476,140	0.36
240 - 299	1	330,056	0.03
300 - 359	4,480	957,258,136	98.89
Total:	**4,863**	**$968,014,921**	**100.00%**

ORIGINAL LOAN-TO-VALUE RATIO OF THE MORTGAGE LOANS

Original Loan-to-Value Ratio (%)*	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	101	$ 16,048,669	1.66%
50.01 - 55.00	55	11,992,070	1.24
55.01 - 60.00	74	14,635,789	1.51
60.01 - 65.00	128	27,463,150	2.84
65.01 - 70.00	163	37,916,340	3.92
70.01 - 75.00	199	52,370,653	5.41
75.01 - 80.00	1,790	444,324,775	45.90
80.01 - 85.00	318	76,250,764	7.88
85.01 - 90.00	860	194,995,311	20.14
90.01 - 95.00	274	23,822,686	2.46
95.01 - 100.00	901	68,194,716	7.04
Total:	**4,863**	**$968,014,921**	**100.00%**

*For second liens, CLTV was used

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

MORTGAGE RATE OF THE MORTGAGE LOANS

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	17	$ 5,192,601	0.54%
5.000 - 5.499	86	30,285,447	3.13
5.500 - 5.999	429	133,801,250	13.82
6.000 - 6.499	463	130,175,719	13.45
6.500 - 6.999	883	235,389,812	24.32
7.000 - 7.499	519	119,342,167	12.33
7.500 - 7.999	717	147,589,850	15.25
8.000 - 8.499	303	51,158,503	5.28
8.500 - 8.999	379	51,222,806	5.29
9.000 - 9.499	169	15,857,878	1.64
9.500 - 9.999	217	16,247,747	1.68
10.000 - 10.499	97	7,115,352	0.74
10.500 - 10.999	165	11,423,778	1.18
11.000 - 11.499	184	8,168,449	0.84
11.500 - 11.999	98	2,700,453	0.28
12.000 - 12.499	82	1,164,865	0.12
12.500 - 12.999	46	1,084,201	0.11
13.000 - 13.499	6	70,010	0.01
13.500 - 13.999	3	24,034	0.00
Total:	**4,863**	**$968,014,921**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

FICO SCORE AT ORIGINATION OF THE MORTGAGE LOANS

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
481 - 500	6	$ 1,411,690	0.15%
501 - 520	175	37,171,032	3.84
521 - 540	231	49,126,456	5.07
541 - 560	352	68,713,040	7.10
561 - 580	400	68,009,894	7.03
581 - 600	719	119,975,213	12.39
601 - 620	547	114,607,692	11.84
621 - 640	686	128,861,162	13.31
641 - 660	613	121,468,015	12.55
661 - 680	441	89,292,918	9.22
681 - 700	289	64,713,867	6.69
701 - 720	168	43,306,684	4.47
721 - 740	95	25,845,636	2.67
741 - 760	72	15,720,023	1.62
761 - 780	44	13,012,378	1.34
781 - 800	20	5,244,345	0.54
801 - 820	5	1,534,877	0.16
Total:	**4,863**	**$968,014,921**	**100.00%**

DOCUMENTATION TYPE OF THE MORTGAGE LOANS

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	3,335	$603,209,267	62.31%
Stated	1,429	335,060,574	34.61
Easy	99	29,745,081	3.07
Total:	**4,863**	**$968,014,921**	**100.00%**

OCCUPANCY STATUS OF THE MORTGAGE LOANS

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	4,431	$898,492,217	92.82%
Investor	379	56,735,804	5.86
2nd Home	53	12,786,901	1.32
Total:	**4,863**	**$968,014,921**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

LOAN PURPOSE OF THE MORTGAGE LOANS

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	2,055	$493,433,163	50.97%
Purchase	2,778	467,791,293	48.32
Refinance - Rate/Term	30	6,790,466	0.70
Total:	**4,863**	**$968,014,921**	**100.00%**

PROPERTY TYPE OF THE MORTGAGE LOANS

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	3,994	$774,042,549	79.96%
2-4 Family	483	125,920,955	13.01
Condo	386	68,051,418	7.03
Total:	**4,863**	**$968,014,921**	**100.00%**

ORIGINATOR OF THE MORTGAGE LOANS

Originator	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fremont	4,863	$968,014,921	100.00%
Total:	**4,863**	**$968,014,921**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGE LOANS

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,057	$308,558,137	31.88%
New York	389	112,978,460	11.67
Florida	625	94,424,459	9.75
New Jersey	254	62,262,999	6.43
Maryland	248	48,739,126	5.03
Illinois	251	40,249,428	4.16
Massachusetts	149	34,142,286	3.53
Georgia	254	31,318,941	3.24
Virginia	148	29,868,014	3.09
Colorado	118	18,631,785	1.92
Hawaii	62	17,479,596	1.81
Connecticut	105	16,086,045	1.66
Minnesota	98	14,785,812	1.53
Nevada	82	14,720,253	1.52
Michigan	119	13,498,018	1.39
Washington	89	12,886,646	1.33
Arizona	81	11,045,946	1.14
Texas	104	11,023,478	1.14
Pennsylvania	72	9,062,038	0.94
Ohio	54	7,269,960	0.75
North Carolina	80	6,395,404	0.66
Utah	27	5,653,206	0.58
District of Columbia	22	5,387,683	0.56
Rhode Island	28	4,464,992	0.46
Wisconsin	34	4,425,260	0.46
Indiana	33	4,291,446	0.44
Tennessee	49	4,018,597	0.42
Missouri	50	3,859,034	0.40
Oregon	27	2,868,819	0.30
South Carolina	36	2,848,694	0.29
New Mexico	22	2,541,448	0.26
New Hampshire	14	2,410,293	0.25
Delaware	10	1,844,802	0.19
Idaho	14	1,491,562	0.15
Oklahoma	14	1,230,521	0.13
Kansas	10	985,036	0.10
Maine	6	800,399	0.08
Kentucky	8	720,194	0.07
Wyoming	3	586,627	0.06
Vermont	1	548,755	0.06
Arkansas	6	440,162	0.05
Iowa	3	366,536	0.04
Nebraska	4	339,185	0.04
West Virginia	1	215,460	0.02
Montana	1	141,626	0.01
Alaska	1	107,753	0.01
Total:	**4,863**	**$968,014,921**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

ORIGINAL PREPAYMENT PENALTY TERM OF THE MORTGAGE LOANS

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Applicable	1,041	$177,039,858	18.29%
12	586	142,373,571	14.71
24	2,805	560,520,372	57.90
36	431	88,081,120	9.10
Total:	**4,863**	**$968,014,921**	**100.00%**

MARGIN OF THE MORTGAGE LOANS - ARM LOANS

Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	26	$ 8,416,679	1.03%
6.000 - 6.499	114	39,085,759	4.78
6.500 - 6.999	3,276	771,034,147	94.20
Total:	**3,416**	**$818,536,585**	**100.00%**

MAXIMUM RATE OF THE MORTGAGE LOANS - ARM LOANS

Maximum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	17	$ 5,192,601	0.63%
12.000 - 12.499	86	30,285,447	3.70
12.500 - 12.999	372	114,999,440	14.05
13.000 - 13.499	389	108,901,888	13.30
13.500 - 13.999	754	202,460,921	24.73
14.000 - 14.499	469	108,392,233	13.24
14.500 - 14.999	662	137,835,573	16.84
15.000 - 15.499	263	45,818,862	5.60
15.500 - 15.999	235	40,144,245	4.90
16.000 - 16.499	56	7,752,786	0.95
16.500 - 16.999	39	5,522,123	0.67
17.000 - 17.499	20	3,170,930	0.39
17.500 - 17.999	28	4,871,300	0.60
18.000 - 18.499	16	1,981,277	0.24
18.500 - 18.999	9	1,069,278	0.13
19.000 - 19.499	1	137,681	0.02
Total:	**3,416**	**$818,536,585**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

MINIMUM RATE OF THE MORTGAGE LOANS - ARM LOANS

Minimum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.501 - 5.000	25	$ 8,192,356	1.00%
5.001 - 5.500	112	38,546,869	4.71
5.501 - 6.000	367	113,354,534	13.85
6.001 - 6.500	447	122,962,215	15.02
6.501 - 7.000	705	187,241,781	22.88
7.001 - 7.500	513	118,452,948	14.47
7.501 - 8.000	603	125,107,449	15.28
8.001 - 8.500	296	48,704,715	5.95
8.501 - 9.000	183	32,009,802	3.91
9.001 - 9.500	60	8,048,041	0.98
9.501 - 10.000	32	4,749,653	0.58
10.001 - 10.500	29	5,232,578	0.64
10.501 - 11.000	23	3,271,332	0.40
11.001 - 11.500	15	2,018,957	0.25
11.501 - 12.000	6	643,356	0.08
Total:	**3,416**	**$818,536,585**	**100.00%**

LIFE CAP OF THE MORTGAGE LOANS - ARM Loans

Life Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
7.000	3,416	$818,536,585	100.00%
Total:	**3,416**	**$818,536,585**	**100.00%**

FIRST PERIODIC CAP OF THE MORTGAGE LOANS - ARM LOANS

First Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000	3,416	$818,536,585	100.00%
Total:	**3,416**	**$818,536,585**	**100.00%**

PERIODIC CAP OF THE MORTGAGE LOANS - ARM LOANS

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.500	3,416	$818,536,585	100.00%
Total:	**3,416**	**$818,536,585**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

NEXT RATE ADJUSTMENT DATE OF THE MORTGAGE LOANS - ARM LOANS

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2006	3	$ 518,722	0.06%
December, 2006	9	1,597,689	0.20
January, 2007	26	6,034,620	0.74
February, 2007	181	43,144,395	5.27
March, 2007	339	86,880,605	10.61
April, 2007	2,745	649,278,980	79.32
January, 2008	1	480,000	0.06
February, 2008	6	1,733,563	0.21
March, 2008	11	2,737,597	0.33
April, 2008	68	18,180,537	2.22
February, 2010	1	385,356	0.05
April, 2010	26	7,564,522	0.92
Total:	**3,416**	**$818,536,585**	**100.00%**

Characteristics of the Mortgage Loans (Group I)

SUMMARY OF THE MORTGAGE LOANS GROUP I			
Number of Mortgage Loans:	2,858	W.A. FICO Score:	609
Aggregate Principal Balance:	$439,400,020	Index Type:	
Conforming Principal Balance:	$439,400,020	6 month Libor:	79.92%
Conforming Principal Balance Percent:	100.00%	Fixed:	20.08%
Average Principal Balance of 1st Liens:	$173,374	First Liens:	95.45%
Range:	$49,896 - $742,446	Non-Balloon Loans:	100.00%
Average Principal Balance of 2nd Liens:	$45,575	Property Type:	
Range:	$4,619 - $179,811	Single Family Residence:	78.71%
W.A. Coupon:	7.436%	2-4 Family:	14.63%
Range:	4.990% - 12.750%	Condo:	6.66%
W.A. Stated Remaining Term:	353 months	Occupancy Status:	
Range:	55 months - 356 months	Owner-Occupied:	87.81%
W.A. Seasoning:	4 months	Investment:	10.75%
Latest Maturity Date:	April 1, 2035	Second Home:	1.44%
State Concentration (>5%):		Documentation:	
California:	19.00%	Full:	65.51%
Florida:	11.61%	Stated:	32.19%
New York:	10.81%	Easy:	2.30%
New Jersey:	7.46%	Weighted Average Prepayment Penalty Term:[1]	24 months
Illinois:	6.11%	Loans with Prepayment Penalties:	79.19%
Maryland:	5.26%		
Interest Only Loans:	13.15%	ARM Loans:	
W.A. IO Period: [2]	59 months	Weighted Average Margin:	6.955%
W.A. Original LTV: [3]	78.88%	Weighted Average Max. Rate:	14.386%
Range:	14.86% - 100.00%	Weighted Average Min. Rate:	7.386%
Purpose:		Weighted Average Life Cap:	7.000%
Refinance - Cashout:	72.26%	Weighted Average First Periodic Cap:	3.000%
Purchase:	26.85%	Weighted Average Periodic Cap:	1.500%
Refinance - Rate/Term:	0.89%		

(1) For loans with prepayment penalties only
(2) For loans with an Initial Interest Only Period
(3) For second liens, CLTV was used

COLLATERAL STRATIFICATION FOR GROUP I

PRODUCT TYPE OF THE MORTGAGE LOANS

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed 5yr	10	$ 75,272	0.02%
Fixed 10yr	76	943,239	0.21
Fixed 15yr	44	2,963,798	0.67
Fixed 20yr	45	1,831,823	0.42
Fixed 25yr	1	330,056	0.08
Fixed 30yr	611	82,092,518	18.68
ARM 2yr/6mo	1,684	282,563,988	64.31
ARM 2yr/6mo - IO	320	54,617,535	12.43
ARM 3yr/6mo	34	6,956,672	1.58
ARM 3yr/6mo - IO	15	3,147,027	0.72
ARM 5yr/6mo	18	3,878,092	0.88
Total:	**2,858**	**$439,400,020**	**100.00%**

LIEN OF THE MORTGAGE LOANS

Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	2,419	$419,392,668	95.45%
2nd Lien	439	20,007,352	4.55
Total:	**2,858**	**$439,400,020**	**100.00%**

PRINCIPAL BALANCES AT ORIGINATION OF THE MORTGAGE LOANS

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	289	$ 7,304,249	1.66%
50,000.01 - 100,000.00	544	42,721,794	9.70
100,000.01 - 150,000.00	859	106,388,636	24.16
150,000.01 - 200,000.00	421	73,280,834	16.64
200,000.01 - 250,000.00	267	60,038,765	13.63
250,000.01 - 300,000.00	215	59,198,546	13.44
300,000.01 - 350,000.00	190	61,582,602	13.98
350,000.01 - 400,000.00	38	13,898,000	3.16
400,000.01 - 450,000.00	19	8,032,650	1.82
450,000.01 - 500,000.00	12	5,683,650	1.29
500,000.01 - 550,000.00	3	1,565,000	0.36
700,000.01 - 750,000.00	1	744,000	0.17
Total:	**2,858**	**$440,438,726**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

REMAINING PRINCIPAL BALANCE OF THE MORTGAGE LOANS

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	289	$ 7,263,686	1.65%
50,000.01 - 100,000.00	544	42,615,285	9.70
100,000.01 - 150,000.00	863	106,760,941	24.30
150,000.01 - 200,000.00	417	72,518,976	16.50
200,000.01 - 250,000.00	268	60,154,380	13.69
250,000.01 - 300,000.00	216	59,409,599	13.52
300,000.01 - 350,000.00	190	61,530,730	14.00
350,000.01 - 400,000.00	36	13,166,297	3.00
400,000.01 - 450,000.00	20	8,460,745	1.93
450,000.01 - 500,000.00	11	5,217,287	1.19
500,000.01 - 550,000.00	3	1,559,648	0.35
700,000.01 - 750,000.00	1	742,446	0.17
Total:	**2,858**	**$439,400,020**	**100.00%**

ORIGINAL TERMS OF THE MORTGAGE LOANS

Original Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60	10	$ 75,272	0.02%
120	76	943,239	0.21
180	44	2,963,798	0.67
240	45	1,831,823	0.42
300	1	330,056	0.08
360	2,682	433,255,833	98.60
Total:	**2,858**	**$439,400,020**	**100.00%**

REMAINING TERMS OF THE MORTGAGE LOANS

Remaining Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0 - 59	10	$ 75,272	0.02%
60 - 119	76	943,239	0.21
120 - 179	44	2,963,798	0.67
180 - 239	45	1,831,823	0.42
240 - 299	1	330,056	0.08
300 - 359	2,682	433,255,833	98.60
Total:	**2,858**	**$439,400,020**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

ORIGINAL LOAN-TO-VALUE RATIO OF THE MORTGAGE LOANS

Original Loan-to-Value Ratio (%)*	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	98	$ 14,662,518	3.34%
50.01 - 55.00	50	9,883,659	2.25
55.01 - 60.00	72	14,030,331	3.19
60.01 - 65.00	109	20,071,874	4.57
65.01 - 70.00	133	26,708,483	6.08
70.01 - 75.00	145	28,114,555	6.40
75.01 - 80.00	893	145,943,180	33.21
80.01 - 85.00	223	42,076,720	9.58
85.01 - 90.00	589	97,348,454	22.15
90.01 - 95.00	143	10,929,626	2.49
95.01 - 100.00	403	29,630,619	6.74
Total:	**2,858**	**$439,400,020**	**100.00%**

*For second liens, CLTV was used

MORTGAGE RATE OF THE MORTGAGE LOANS

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	9	$ 2,329,278	0.53%
5.000 - 5.499	24	5,131,781	1.17
5.500 - 5.999	171	38,359,600	8.73
6.000 - 6.499	245	50,996,714	11.61
6.500 - 6.999	472	88,267,872	20.09
7.000 - 7.499	340	58,196,409	13.24
7.500 - 7.999	544	89,681,352	20.41
8.000 - 8.499	236	34,340,749	7.82
8.500 - 8.999	266	33,195,832	7.55
9.000 - 9.499	110	10,809,095	2.46
9.500 - 9.999	111	9,539,856	2.17
10.000 - 10.499	51	4,444,173	1.01
10.500 - 10.999	84	6,415,025	1.46
11.000 - 11.499	87	4,825,211	1.10
11.500 - 11.999	45	1,733,014	0.39
12.000 - 12.499	45	695,898	0.16
12.500 - 12.999	18	438,163	0.10
Total:	**2,858**	**$439,400,020**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

FICO SCORE AT ORIGINATION OF THE MORTGAGE LOANS

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
481 - 500	6	$ 1,411,690	0.32%
501 - 520	147	27,371,800	6.23
521 - 540	179	31,199,400	7.10
541 - 560	256	41,839,661	9.52
561 - 580	277	41,347,030	9.41
581 - 600	436	58,682,186	13.36
601 - 620	326	52,750,017	12.01
621 - 640	383	55,802,617	12.70
641 - 660	323	48,360,752	11.01
661 - 680	224	33,411,946	7.60
681 - 700	130	19,389,248	4.41
701 - 720	61	9,480,327	2.16
721 - 740	44	7,231,469	1.65
741 - 760	36	5,816,414	1.32
761 - 780	17	2,808,055	0.64
781 - 800	10	1,602,065	0.36
801 - 820	3	895,343	0.20
Total:	**2,858**	**$439,400,020**	**100.00%**

DOCUMENTATION TYPE OF THE MORTGAGE LOANS

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	2,013	$287,844,698	65.51%
Stated	796	141,457,765	32.19
Easy	49	10,097,557	2.30
Total:	**2,858**	**$439,400,020**	**100.00%**

OCCUPANCY STATUS OF THE MORTGAGE LOANS

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	2,497	$385,859,046	87.81%
Investor	324	47,233,056	10.75
2nd Home	37	6,307,918	1.44
Total:	**2,858**	**$439,400,020**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

LOAN PURPOSE OF THE MORTGAGE LOANS

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	1,607	$317,513,857	72.26%
Purchase	1,230	117,965,876	26.85
Refinance - Rate/Term	21	3,920,287	0.89
Total:	**2,858**	**$439,400,020**	**100.00%**

PROPERTY TYPE OF THE MORTGAGE LOANS

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	2,353	$345,835,092	78.71%
2-4 Family	289	64,303,491	14.63
Condo	216	29,261,437	6.66
Total:	**2,858**	**$439,400,020**	**100.00%**

ORIGINATOR OF THE MORTGAGE LOANS

Originator	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fremont	2,858	$439,400,020	100.00%
Total:	**2,858**	**$439,400,020**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGE LOANS

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	406	$ 83,507,807	19.00%
Florida	399	51,007,278	11.61
New York	215	47,488,565	10.81
New Jersey	162	32,792,184	7.46
Illinois	185	26,838,226	6.11
Maryland	145	23,092,982	5.26
Georgia	168	19,615,892	4.46
Massachusetts	75	15,057,638	3.43
Virginia	92	14,277,171	3.25
Colorado	74	10,953,578	2.49
Michigan	98	10,226,591	2.33
Hawaii	42	10,211,214	2.32
Connecticut	62	8,609,467	1.96
Minnesota	57	8,194,442	1.86
Washington	53	7,211,632	1.64
Nevada	41	6,531,508	1.49
Pennsylvania	52	6,355,229	1.45
Arizona	51	6,006,134	1.37
North Carolina	64	5,907,660	1.34
Texas	62	5,643,597	1.28
Ohio	41	4,472,896	1.02
Missouri	41	3,557,805	0.81
Wisconsin	30	3,523,036	0.80
Rhode Island	20	3,232,230	0.74
Tennessee	35	2,751,557	0.63
District of Columbia	13	2,581,434	0.59
South Carolina	29	2,512,128	0.57
Oregon	18	2,439,929	0.56
Indiana	22	2,392,183	0.54
Utah	15	1,963,248	0.45
New Mexico	16	1,707,426	0.39
New Hampshire	8	1,357,412	0.31
Idaho	11	1,238,211	0.28
Oklahoma	13	1,224,367	0.28
Delaware	6	816,041	0.19
Maine	6	800,399	0.18
Kansas	7	698,301	0.16
Kentucky	7	692,244	0.16
Arkansas	5	413,392	0.09
Iowa	3	366,536	0.08
Nebraska	4	339,185	0.08
Wyoming	2	326,427	0.07
West Virginia	1	215,460	0.05
Montana	1	141,626	0.03
Alaska	1	107,753	0.02
Total:	**2,858**	**$439,400,020**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

ORIGINAL PREPAYMENT PENALTY TERM OF THE MORTGAGE LOANS

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Applicable	635	$ 91,441,764	20.81%
12	337	61,457,758	13.99
24	1,571	232,357,483	52.88
36	315	54,143,016	12.32
Total:	**2,858**	**$439,400,020**	**100.00%**

MARGIN OF THE MORTGAGE LOANS - ARM LOANS

Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	10	$ 2,553,601	0.73%
6.000 - 6.499	35	7,281,472	2.07
6.500 - 6.999	2,026	341,328,241	97.20
Total:	**2,071**	**$351,163,314**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

MAXIMUM RATE OF THE MORTGAGE LOANS - ARM LOANS

Maximum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	9	$ 2,329,278	0.66%
12.000 - 12.499	24	5,131,781	1.46
12.500 - 12.999	128	27,204,585	7.75
13.000 - 13.499	187	37,094,177	10.56
13.500 - 13.999	374	69,043,054	19.66
14.000 - 14.499	298	50,279,168	14.32
14.500 - 14.999	494	81,546,944	23.22
15.000 - 15.499	207	30,662,634	8.73
15.500 - 15.999	196	27,819,717	7.92
16.000 - 16.499	51	6,110,359	1.74
16.500 - 16.999	36	4,721,731	1.34
17.000 - 17.499	18	2,915,988	0.83
17.500 - 17.999	24	3,363,206	0.96
18.000 - 18.499	15	1,733,733	0.49
18.500 - 18.999	9	1,069,278	0.30
19.000 - 19.499	1	137,681	0.04
Total:	**2,071**	**$351,163,314**	**100.00%**

MINIMUM RATE OF THE MORTGAGE LOANS - ARM LOANS

Minimum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.501 - 5.000	9	$ 2,329,278	0.66%
5.001 - 5.500	34	7,162,582	2.04
5.501 - 6.000	129	27,416,863	7.81
6.001 - 6.500	214	42,133,091	12.00
6.501 - 7.000	359	65,829,815	18.75
7.001 - 7.500	333	56,930,285	16.21
7.501 - 8.000	452	73,590,247	20.96
8.001 - 8.500	239	34,006,987	9.68
8.501 - 9.000	152	22,253,647	6.34
9.001 - 9.500	54	6,220,889	1.77
9.501 - 10.000	30	4,133,986	1.18
10.001 - 10.500	26	4,432,933	1.26
10.501 - 11.000	20	2,307,941	0.66
11.001 - 11.500	14	1,771,413	0.50
11.501 - 12.000	6	643,356	0.18
Total:	**2,071**	**$351,163,314**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

LIFE CAP OF THE MORTGAGE LOANS - ARM LOANS

Life Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
7.000	2,071	$351,163,314	100.00%
Total:	**2,071**	**$351,163,314**	**100.00%**

FIRST PERIODIC CAP OF THE MORTGAGE LOANS - ARM LOANS

First Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000	2,071	$351,163,314	100.00%
Total:	**2,071**	**$351,163,314**	**100.00%**

PERIODIC CAP OF THE MORTGAGE LOANS - ARM LOANS

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.500	2,071	$351,163,314	100.00%
Total:	**2,071**	**$351,163,314**	**100.00%**

NEXT RATE ADJUSTMENT DATE OF THE MORTGAGE LOANS - ARM LOANS

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2006	2	$ 350,007	0.10%
December, 2006	8	1,192,455	0.34
January, 2007	13	2,183,125	0.62
February, 2007	120	20,970,463	5.97
March, 2007	194	34,337,409	9.78
April, 2007	1,667	278,148,065	79.21
February, 2008	4	749,563	0.21
March, 2008	8	1,664,653	0.47
April, 2008	37	7,689,482	2.19
April, 2010	18	3,878,092	1.10
Total:	**2,071**	**$351,163,314**	**100.00%**

Characteristics of the Mortgage Loans (Group II)

SUMMARY OF THE MORTGAGE LOANS
GROUP II

Number of Mortgage Loans:	2,005	W.A. FICO Score:	638
Aggregate Principal Balance:	$528,614,901	Index Type:	
Conforming Principal Balance:	$220,122,009	6 month Libor:	88.41%
Conforming Principal Balance Percent:	41.64%	Fixed:	11.59%
Average Principal Balance of 1st Liens:	$352,893	First Liens:	95.06%
Range:	$49,902 - $934,182	Non-Balloon Loans:	100.00%
Average Principal Balance of 2nd Liens:	$44,915	Property Type:	
Range:	$4,639 - $188,368	Single Family Residence:	81.01%
W.A. Coupon:	6.881%	2-4 Family:	11.66%
Range:	4.990% - 13.750%	Condo:	7.34%
W.A. Stated Remaining Term:	354 months	Occupancy Status:	
Range:	56 months - 356 months	Owner-Occupied:	96.98%
W.A. Seasoning:	4 months	Investment:	1.80%
Latest Maturity Date:	April 1, 2035	Second Home:	1.23%
State Concentration (>5%):		Documentation:	
California:	42.57%	Full:	59.66%
New York:	12.39%	Stated:	36.62%
Florida:	8.21%	Easy:	3.72%
New Jersey:	5.58%	Weighted Average Prepayment Penalty Term:(1)	23 months
Interest Only Loans: (2)	38.60%	Loans with Prepayment Penalties:	83.81%
W.A. IO Period: (3)	58 months	ARM Loans:	
W.A. Original LTV:	82.01%	Weighted Average Margin:	6.898%
Range:	44.24% - 100.00%	Weighted Average Max. Rate:	13.725%
Purpose:		Weighted Average Min. Rate:	6.723%
Purchase:	66.18%	Weighted Average Life Cap:	7.000%
Refinance – Cashout:	33.28%	Weighted Average First Periodic Cap:	3.000%
Refinance – Rate/Term:	0.54%	Weighted Average Periodic Cap:	1.500%

(1) For loans with prepayment penalties only

(2) For loans with an Initial Interest Only Period

(3) For second liens, CLTV was used

COLLATERAL STRATIFICATION FOR GROUP II

PRODUCT TYPE OF THE MORTGAGE LOANS

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed 5yr	11	$ 76,663	0.01%
Fixed 10yr	90	1,049,660	0.20
Fixed 15yr	40	1,841,958	0.35
Fixed 20yr	66	1,644,317	0.31
Fixed 30yr	453	56,629,032	10.71
ARM 2yr/6mo	716	252,892,070	47.84
ARM 2yr/6mo - IO	583	197,381,418	37.34
ARM 3yr/6mo	16	6,355,273	1.20
ARM 3yr/6mo - IO	21	6,672,725	1.26
ARM 5yr/6mo	9	4,071,785	0.77
Total:	**2,005**	**$528,614,901**	**100.00%**

LIEN OF THE MORTGAGE LOANS

Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	1,424	$502,519,370	95.06%
2nd Lien	581	26,095,531	4.94
Total:	**2,005**	**$528,614,901**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

PRINCIPAL BALANCES AT ORIGINATION OF THE MORTGAGE LOANS

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	394	$ 9,920,707	1.87%
50,000.01 - 100,000.00	146	10,218,814	1.93
100,000.01 - 150,000.00	58	7,011,052	1.32
150,000.01 - 200,000.00	274	48,286,420	9.12
200,000.01 - 250,000.00	194	43,310,378	8.18
250,000.01 - 300,000.00	131	35,905,194	6.78
300,000.01 - 350,000.00	117	37,978,272	7.17
350,000.01 - 400,000.00	184	69,375,109	13.10
400,000.01 - 450,000.00	145	61,767,437	11.66
450,000.01 - 500,000.00	122	57,869,381	10.93
500,000.01 - 550,000.00	67	35,300,398	6.67
550,000.01 - 600,000.00	72	41,729,089	7.88
600,000.01 - 650,000.00	27	16,866,100	3.18
650,000.01 - 700,000.00	25	16,913,209	3.19
700,000.01 - 750,000.00	37	27,201,949	5.14
750,000.01 - 800,000.00	4	3,114,792	0.59
800,000.01 - 850,000.00	6	5,000,327	0.94
850,000.01 - 900,000.00	1	888,000	0.17
900,000.01 - 950,000.00	1	937,000	0.18
Total:	**2,005**	**$529,593,628**	**100.00%**

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

COLLATERAL STRATIFICATION FOR GROUP II (continued)

REMAINING PRINCIPAL BALANCE OF THE MORTGAGE LOANS

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	394	$ 9,883,222	1.87%
50,000.01 - 100,000.00	146	10,202,217	1.93
100,000.01 - 150,000.00	58	6,997,905	1.32
150,000.01 - 200,000.00	274	48,199,057	9.12
200,000.01 - 250,000.00	195	43,502,440	8.23
250,000.01 - 300,000.00	131	35,908,179	6.79
300,000.01 - 350,000.00	117	37,982,492	7.19
350,000.01 - 400,000.00	186	70,096,345	13.26
400,000.01 - 450,000.00	145	61,814,966	11.69
450,000.01 - 500,000.00	120	56,900,106	10.76
500,000.01 - 550,000.00	67	35,229,147	6.66
550,000.01 - 600,000.00	72	41,696,546	7.89
600,000.01 - 650,000.00	26	16,233,692	3.07
650,000.01 - 700,000.00	25	16,886,533	3.19
700,000.01 - 750,000.00	37	27,156,074	5.14
750,000.01 - 800,000.00	4	3,112,365	0.59
800,000.01 - 850,000.00	6	4,991,433	0.94
850,000.01 - 900,000.00	1	888,000	0.17
900,000.01 - 950,000.00	1	934,182	0.18
Total:	**2,005**	**$528,614,901**	**100.00%**

ORIGINAL TERMS OF THE MORTGAGE LOANS

Original Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60	11	$ 76,663	0.01%
120	90	1,049,660	0.20
180	40	1,841,958	0.35
240	66	1,644,317	0.31
360	1,798	524,002,303	99.13
Total:	**2,005**	**$528,614,901**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

REMAINING TERMS OF THE MORTGAGE LOANS

Remaining Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0 - 59	11	$ 76,663	0.01%
60 - 119	90	1,049,660	0.20
120 - 179	40	1,841,958	0.35
180 - 239	66	1,644,317	0.31
300 - 359	1,798	524,002,303	99.13
Total:	**2,005**	**$528,614,901**	**100.00%**

ORIGINAL LOAN-TO-VALUE RATIO OF THE MORTGAGE LOANS

Original Loan-to-Value Ratio (%)*	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	3	$ 1,386,151	0.26%
50.01 - 55.00	5	2,108,410	0.40
55.01 - 60.00	2	605,457	0.11
60.01 - 65.00	19	7,391,276	1.40
65.01 - 70.00	30	11,207,857	2.12
70.01 - 75.00	54	24,256,098	4.59
75.01 - 80.00	897	298,381,595	56.45
80.01 - 85.00	95	34,174,044	6.46
85.01 - 90.00	271	97,646,857	18.47
90.01 - 95.00	131	12,893,059	2.44
95.01 - 100.00	498	38,564,097	7.30
Total:	**2,005**	**$528,614,901**	**100.00%**

* For second liens, CLTV was used

COLLATERAL STRATIFICATION FOR GROUP II (continued)

MORTGAGE RATE OF THE MORTGAGE LOANS			
Mortgage Rate (%)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
4.500 - 4.999	8	$ 2,863,323	0.54%
5.000 - 5.499	62	25,153,666	4.76
5.500 - 5.999	258	95,441,650	18.06
6.000 - 6.499	218	79,179,005	14.98
6.500 - 6.999	411	147,121,941	27.83
7.000 - 7.499	179	61,145,759	11.57
7.500 - 7.999	173	57,908,498	10.95
8.000 - 8.499	67	16,817,754	3.18
8.500 - 8.999	113	18,026,974	3.41
9.000 - 9.499	59	5,048,783	0.96
9.500 - 9.999	106	6,707,891	1.27
10.000 - 10.499	46	2,671,179	0.51
10.500 - 10.999	81	5,008,753	0.95
11.000 - 11.499	97	3,343,238	0.63
11.500 - 11.999	53	967,439	0.18
12.000 - 12.499	37	468,967	0.09
12.500 - 12.999	28	646,038	0.12
13.000 - 13.499	6	70,010	0.01
13.500 - 13.999	3	24,034	0.00
Total:	**2,005**	**$528,614,901**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

FICO SCORE AT ORIGINATION OF THE MORTGAGE LOANS

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
501 - 520	28	$ 9,799,232	1.85%
521 - 540	52	17,927,056	3.39
541 - 560	96	26,873,380	5.08
561 - 580	123	26,662,864	5.04
581 - 600	283	61,293,027	11.60
601 - 620	221	61,857,674	11.70
621 - 640	303	73,058,545	13.82
641 - 660	290	73,107,263	13.83
661 - 680	217	55,880,972	10.57
681 - 700	159	45,324,619	8.57
701 - 720	107	33,826,357	6.40
721 - 740	51	18,614,167	3.52
741 - 760	36	9,903,609	1.87
761 - 780	27	10,204,322	1.93
781 - 800	10	3,642,280	0.69
801 - 820	2	639,534	0.12
Total:	**2,005**	**$528,614,901**	**100.00%**

DOCUMENTATION TYPE OF THE MORTGAGE LOANS

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,322	$315,364,569	59.66%
Stated	633	193,602,809	36.62
Easy	50	19,647,523	3.72
Total:	**2,005**	**$528,614,901**	**100.00%**

OCCUPANCY STATUS OF THE MORTGAGE LOANS

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	1,934	$512,633,171	96.98%
Investor	55	9,502,748	1.80
2nd Home	16	6,478,982	1.23
Total:	**2,005**	**$528,614,901**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

LOAN PURPOSE OF THE MORTGAGE LOANS

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	1,548	$349,825,417	66.18%
Refinance - Cash Out	448	175,919,305	33.28
Refinance - Rate/Term	9	2,870,179	0.54
Total:	**2,005**	**$528,614,901**	**100.00%**

PROPERTY TYPE OF THE MORTGAGE LOANS

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	1,641	$428,207,457	81.01%
2-4 Family	194	61,617,463	11.66
Condo	170	38,789,981	7.34
Total:	**2,005**	**$528,614,901**	**100.00%**

ORIGINATOR OF THE MORTGAGE LOANS

Originator	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fremont	2,005	$528,614,901	100.00%
Total:	**2,005**	**$528,614,901**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGE LOANS

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	651	$225,050,329	42.57%
New York	174	65,489,895	12.39
Florida	226	43,417,181	8.21
New Jersey	92	29,470,815	5.58
Maryland	103	25,646,145	4.85
Massachusetts	74	19,084,648	3.61
Virginia	56	15,590,843	2.95
Illinois	66	13,411,203	2.54
Georgia	86	11,703,049	2.21
Nevada	41	8,188,745	1.55
Colorado	44	7,678,207	1.45
Connecticut	43	7,476,578	1.41
Hawaii	20	7,268,382	1.37
Minnesota	41	6,591,370	1.25
Washington	36	5,675,014	1.07
Texas	42	5,379,881	1.02
Arizona	30	5,039,812	0.95
Utah	12	3,689,957	0.70
Michigan	21	3,271,427	0.62
District of Columbia	9	2,806,250	0.53
Ohio	13	2,797,064	0.53
Pennsylvania	20	2,706,809	0.51
Indiana	11	1,899,263	0.36
Tennessee	14	1,267,039	0.24
Rhode Island	8	1,232,763	0.23
New Hampshire	6	1,052,882	0.20
Delaware	4	1,028,760	0.19
Wisconsin	4	902,224	0.17
New Mexico	6	834,021	0.16
Vermont	1	548,755	0.10
North Carolina	16	487,744	0.09
Oregon	9	428,890	0.08
South Carolina	7	336,566	0.06
Missouri	9	301,229	0.06
Kansas	3	286,736	0.05
Wyoming	1	260,200	0.05
Idaho	3	253,351	0.05
Kentucky	1	27,950	0.01
Arkansas	1	26,770	0.01
Oklahoma	1	6,154	0.00
Total:	**2,005**	**$528,614,901**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

ORIGINAL PREPAYMENT PENALTY TERM OF THE MORTGAGE LOANS			
Original Prepayment Penalty Term (mos.)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
Not Applicable	406	$ 85,598,095	16.19%
12	249	80,915,813	15.31
24	1,234	328,162,889	62.08
36	116	33,938,104	6.42
Total:	**2,005**	**$528,614,901**	**100.00%**

MARGIN OF THE MORTGAGE LOANS - ARM LOANS			
Margin (%)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
5.500 - 5.999	16	$ 5,863,078	1.25%
6.000 - 6.499	79	31,804,287	6.80
6.500 - 6.999	1,250	429,705,906	91.94
Total:	**1,345**	**$467,373,271**	**100.00%**

MAXIMUM RATE OF THE MORTGAGE LOANS - ARM LOANS			
Maximum Rate (%)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
11.500 - 11.999	8	$ 2,863,323	0.61%
12.000 - 12.499	62	25,153,666	5.38
12.500 - 12.999	244	87,794,856	18.78
13.000 - 13.499	202	71,807,711	15.36
13.500 - 13.999	380	133,417,867	28.55
14.000 - 14.499	171	58,113,065	12.43
14.500 - 14.999	168	56,288,629	12.04
15.000 - 15.499	56	15,156,229	3.24
15.500 - 15.999	39	12,324,528	2.64
16.000 - 16.499	5	1,642,427	0.35
16.500 - 16.999	3	800,391	0.17
17.000 - 17.499	2	254,942	0.05
17.500 - 17.999	4	1,508,094	0.32
18.000 - 18.499	1	247,544	0.05
Total:	**1,345**	**$467,373,271**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

MINIMUM RATE OF THE MORTGAGE LOANS - ARM LOANS

Minimum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.501 - 5.000	16	$ 5,863,078	1.25%
5.001 - 5.500	78	31,384,287	6.72
5.501 - 6.000	238	85,937,671	18.39
6.001 - 6.500	233	80,829,124	17.29
6.501 - 7.000	346	121,411,966	25.98
7.001 - 7.500	180	61,522,663	13.16
7.501 - 8.000	151	51,517,201	11.02
8.001 - 8.500	57	14,697,728	3.14
8.501 - 9.000	31	9,756,155	2.09
9.001 - 9.500	6	1,827,152	0.39
9.501 - 10.000	2	615,667	0.13
10.001 - 10.500	3	799,645	0.17
10.501 - 11.000	3	963,391	0.21
11.001 - 11.500	1	247,544	0.05
Total:	**1,345**	**$467,373,271**	**100.00%**

LIFE CAP OF THE MORTGAGE LOANS - ARM LOANS

Life Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
7.000	1,345	$467,373,271	100.00%
Total:	**1,345**	**$467,373,271**	**100.00%**

FIRST PERIODIC CAP OF THE MORTGAGE LOANS - ARM LOANS

First Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000	1,345	$467,373,271	100.00%
Total:	**1,345**	**$467,373,271**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

PERIODIC CAP OF THE MORTGAGE LOANS - ARM LOANS

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.500	1,345	$467,373,271	100.00%
Total:	**1,345**	**$467,373,271**	**100.00%**

NEXT RATE ADJUSTMENT DATE OF THE MORTGAGE LOANS - ARM LOANS

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2006	1	$ 168,715	0.04%
December, 2006	1	405,234	0.09
January, 2007	13	3,851,495	0.82
February, 2007	61	22,173,932	4.74
March, 2007	145	52,543,197	11.24
April, 2007	1,078	371,130,915	79.41
January, 2008	1	480,000	0.10
February, 2008	2	984,000	0.21
March, 2008	3	1,072,944	0.23
April, 2008	31	10,491,055	2.24
February, 2010	1	385,356	0.08
April, 2010	8	3,686,429	0.79
Total:	**1,345**	**$467,373,271**	**100.00%**